Exhibit (a)(14)

CENTERPULSE
     Implanting trust
                                                                Centerpulse Ltd.
                                                               Andreasstrasse 15
                                                                  CH-8050 Zurich

                                                        Phone 41 (0) 1 306 96 96
                                                        Fax   41 (0) 1 306 96 97
                                                             www.centerpulse.com

                                                       Helpline for tender offer
                                                          Phone 41(0)848 372 436


Zurich, June 20, 2003

Dear Shareholder

I am writing again to update you further on the developments with regard to the public offers for Centerpulse. Yesterday, Zimmer Holdings, Inc. published its detailed offer to the shareholders of Centerpulse. As a Centerpulse shareholder, you will soon be receiving the offer documentation from Zimmer, as you did for the Smith & Nephew offer.

In response to the publication of Zimmer's formal offer, Centerpulse issued a press release yesterday taking note of the offer and the fact that Zimmer has confirmed its terms of CHF 120 in cash and 3.68 Zimmer shares for each Centerpulse share, as was set out in Zimmer's preannouncement on May 20, 2003. We also noted that Zimmer has dropped a number of conditions since its pre-announced offer, including those concerning due diligence, taxes related to Centerpulse's spin-off from Sulzer AG, and product recall litigation.

There are now two competing offers on the table for Centerpulse from two highly-regarded companies. In accordance with Swiss Takeover Law, Centerpulse's Board intends to make a report to shareholders on the Zimmer offer by July 9, once we have had the opportunity to study it in detail.

I WOULD LIKE TO REITERATE THAT CENTERPULSE SHAREHOLDERS ARE NOT REQUIRED TO TAKE ANY ACTION IN THE MEANTIME.

The offer period for the Zimmer offer has been set for July 3 to August 27, 2003. The Smith & Nephew offer period, which was originally due to end on June 24, will be extended to the same dates as the Zimmer offer - that is until August 27, 2003.

As I stated in my letter to shareholders dated May 27, if you have already tendered your shares to the Smith & Nephew offer, you have the right, but not the obligation, to withdraw your shares at any time. If you wish to withdraw tendered shares, please contact the institution you sent the acceptance forms to well in advance of August 27, 2003.

If you wish to sell shares which you have already tendered to the Smith & Nephew offer, you can do so at any time. Please contact the institution you hold your shares with.

If you have any questions, please contact the Centerpulse Shareholder Helpline, telephone +41 (0)848 372 436, Monda y to Friday 8.30 a.m. to 5.30 p.m. CET.

The Board remains committed to acting in the best interest of Centerpulse's shareholders, as well as for the future of the business and its employees. I appreciate your patience during this process and will write to you again in due course.

Yours sincerely,

/s/ Max Link
Max Link
Chairman of the Board and Chief Executive Officer